Ab
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SECUR 12062505 ISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
AUG 29 2012
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antaeus Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Glendon Avenue, Penthouse Suite 9
(No. and Street)

Los Angeles	California	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Moya 310-443-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CLS 9/12

OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT & CEO

Title

Notary Public



CAL DOMINGUEZ
Commission # 1951650
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTAEUS CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2012

ANTAEUS CAPITAL, INC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Directors
Antaeus Capital, Inc.
Los Angeles, CA 90024

I have audited the accompanying statement of financial condition of Antaeus Capital, Inc. as of June 30, 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc., as of June 30, 2012 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
August 27, 2012

ANTAEUS CAPITAL, INC.

Statement of Financial Condition
June 30, 2012

ASSETS

Cash	$7,463
Loan receivable	49,467
Furniture and equipment, net of accumulated depreciation of $49,432	6,258
Security deposit	30,000
Total assets	93,188

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$1,004
Total liabilities	1,004

STOCKHOLDER'S EQUITY:

Common stock, no par value, 7500 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	410,291
Accumuated deficit	(319,107)
Total stockholder's equity	92,184
Total liabilities and stockholder's equity	$93,188

The accompanying notes are an integral part of these financial statements

ANTAEUS CAPITAL, INC.

Statement of Income
For the year ended June 30, 2012

REVENUES:	
Investment income	$ 4,200
Dividend income	51
Other income	320
	4,571
Total income	
EXPENSES:	
Consulting	12,388
Depreciation	6,801
Legal and professional fees	26,550
Office rent and parking	34,266
Regulatory expense	23,097
Telephone and communications	5,826
Travel and entertainment	8,387
Other general and administrative expenses	51,323
Total expenses	168,638
LOSS BEFORE INCOME TAXES	(164,067)
INCOME TAX PROVISION	
Income tax expense	800
NET LOSS	$ (164,867)

The accompanying notes are an integral part of these financial statements

ANTAEUS CAPITAL, INC.

Statement of Changes in Stockholder's Equity
For the year ended June 30, 2012

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholder's Equity
Beginning balance July 1, 2011	$ 1,000	$ 322,273	$ (154,240)	$ 169,033
Capital contributed		$ 88,018		$ 88,018
Net loss			(164,867)	(164,867)
Ending balance June 30, 2012	$ 1,000	$ 410,291	$ (319,107)	$ 92,184

ANTAEUS CAPITAL, INC.

Statement of Cash Flows
For the year ended June 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (164,867)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,801
Increase (decrease) in:	
Accounts payable	(2,881)
Total adjustments	3,920
Net cash used in operating activities	(160,947)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	88,018
Net cash provided by financing activities	88,018
Decrease in cash	(72,929)
Cash-beginning of period	80,392
Cash-end of period	$ 7,463
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc., (the "Company"), was formed in June, 1962, in the State of Massachusetts under the name of Oftring and Company, Inc. In April, 2005 the Company changed its name to Antaeus Capital, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in several lines of business, including retailing of corporate equity securities over-the counter, institutional trading, selling of limited partnerships, private placements, and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

The Company is a wholly-owned subsidiary of Antaeus Holdings, Inc. (the "Parent).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended June 30, 2012.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, and the Company has no further obligations, and collection is reasonably assured.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities is unavailable, management values these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 17,883
Furniture	16,892
Improvements	20,915
	55,690
Less accumulated depreciation	(49,432)
Fixed assets, net	$ 6,258

For the year ended June 30, 2012, depreciation expense was $6,801.

Note 3: INCOME TAXES

The Company is subject to the annual minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

In August, 2011, the Company filed a claim before the FINRA arbitration panel against a former registered representative and financial advisor with the firm for misappropriation of confidential and proprietary information. The claim also states that the representative withdrew more profits than he was entitled to. The Company is seeking to prevent the representative from sharing in future profits based upon current clients and interfering with the Company's client list. The representative has filed a counter-claim against the Company seeking an unspecified sum of money based on his assertions that he lent money to the Company. No arbitration date has been assigned. The Company plans to vigorously fight these claims and counsel states the likelihood an unfavorable is not likely.

On June 4, 2012 the Company filed a complaint against a former attorney who represented the Company in a 2008 lawsuit for collection of commissions due. A judgment was obtained, but the defendant was insolvent. The current lawsuit is for professional malpractice against the former attorney and the Company's inability to collect against an insolvent defendant. The Company states that the former attorney failed to exercise professional care during the lawsuit. The complaint has not been answered as of this time. Counsel believes that the likelihood of an unfavorable outcome is not likely as the Company has asserted claims for legal malpractice.

Note 4: COMMITMENTS AND CONTINGENCIES (continued)

The Company entered into a five year operating lease which began on August 1, 2010 for office space. Minimum future rental commitments are:

Year Ending	Amount
June 30, 2013	$ 81,999
June 30, 2014	$ 84,401
June 30, 2015	$ 86,803

Note 5: RECEIVABLE FROM OFFICER

Receivable from officer represents a loan to its chief executive officer made in prior years in the ordinary course of business. This loan receivable of $49,467 is unsecured, and due on demand.

Note 6: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed the Company in accordance with an administrative services agreement. For the year ended June 30, 2012, total expenses allocated to the Parent were $4,825.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2012 the Company had net capital of $6,459, which was $1,459 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,004) to net capital was 0.16 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

ANTAEUS CAPITAL, INC.

Statement of Net Capital
Schedule I
For the year ended June 30, 2012

	Focus 6/30/12	Audit 6/30/12	Change
Stockholder's equity, June 30, 2012	$ 92,184	$ 92,184	$ -
Subtract - Non allowable assets:			
Loan receivable	49,467	49,467	-
Fixed assets	6,258	6,258	-
Security deposit	30,000	30,000	-
Tentative net capital	6,459	6,459	-
Haircuts	0	0	-
NET CAPITAL	6,459	6,459	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 1,459	$ 1,459	-
Aggregate indebtedness	1,004	1,004	-
Ratio of aggregate indebtedness to net capital	0.16%	0.16%	

There were no reported differences between the audit and Focus at June 30, 2012.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2012

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2012

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Antaeus Capital, Inc.
Los Angeles, CA 90024

In planning and performing my audit of the financial statements of Antaeus Capital, Inc. for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Antaeus Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
August 27, 2012